UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)* 2

Under the Securities Exchange Act of 1934

Magnite, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

78112V102

(CUSIP Number)

November 12, 2024 (September 16, 2024)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112V102		Schedule 13G
1		NAME OF REPORTING PERSON RTL Group GmbH
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 78112V102		Schedule 13G
1		NAME OF REPORTING PERSON RTL Group S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 78112V102		Schedule 13G
1		NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON CO

Item 1(a). Name of Issuer:

Magnite, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

1250 Broadway, 15th Floor, New York, New York 10001

Item 2(a). Name of Person Filing:

RTL Group GmbH,

RTL Group S.A. and

Bertelsmann SE & Co. KGaA (each a “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

RTL Group GmbH – PICASSOPLATZ 1, D-50679 COLOGNE, GERMANY

RTL Group S.A. – 43 Boulevard Pierre Frieden, L-1543 Luxembourg, Grand Duchy of Luxembourg

Bertelsmann SE & Co. KGaA – Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany

Item 2(c). Citizenship:

RTL Group GmbH. – Germany

RTL Group S.A. – Luxembourg

Bertelsmann SE & Co. KGaA – Germany

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.00001 per share

Item 2(e). CUSIP Number:

78112V102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

The responses to Items 5-11 of the cover pages of this amended Schedule 13G are incorporated by reference herein.

RTL Group GmbH is a wholly owned indirect subsidiary of RTL Group S.A. Bertelsmann SE & Co. KGaA is the majority shareholder of RTL Group S.A.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

 Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024

RTL Group GmbH

/s/ Elmar Heggen
Name: Elmar Heggen
Title: Managing Director

/s/ Björn Bauer
Name: Björn Bauer
Title: Managing Director

RTL Group S.A.

/s/ Elmar Heggen
Name: Elmar Heggen
Title: Deputy CEO and COO

/s/ Björn Bauer
Name: Björn Bauer Title: Chief Financial Officer

Bertelsmann SE & Co. KGaA

/s/ Thomas Götz
Name: Thomas Götz
Title: General Counsel

/s/ Bettina Wulf
Name: Bettina Wulf
Title: Authorized Officer (Prokuristin)

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated May 21, 2021, by and among RTL US Holding, Inc., RTL Group GmbH, RTL Group S.A., and Bertelsmann SE & Co. KGaA

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to shares of Common Stock of Magnite, Inc. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 21, 2021

RTL US Holding, Inc.

/s/ Vera L. Noriega
Name: Vera L. Noriega
Title: Director

/s/ Siska Ghesquiere
Name: Siska Ghesquiere
Title: President

RTL Group GmbH

/s/ Elmar Heggen
Name: Elmar Heggen
Title: Managing Director

/s/ Andreas Fischer
Name: Andreas Fischer
Title: Authorized Officer (Prokurist)

RTL Group S.A.

/s/ Elmar Heggen
Name: Elmar Heggen
Title: Deputy CEO and COO

/s/ Andreas Fischer
Name: Andreas Fischer Title: EVP Business Development

Bertelsmann SE & Co. KGaA

/s/ Thomas Götz
Name: Thomas Götz
Title: General Counsel

/s/ Bettina Wulf
Name: Bettina Wulf
Title: Authorized Officer (Prokuristin)